UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2012
Commission File Number 0-28564

QIAGEN N.V.
(Translation of registrant’s name into English)

Spoorstraat 50
5911 KJ Venlo
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On November 4, 2012, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2012. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: November 5, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated November 4, 2012

Table of Contents	Exhibit 99.1

QIAGEN Reports Third Quarter 2012 Results

•	Delivering solid results in third quarter of 2012: Net sales rise 10% CER (+5% reported) to $304.3 million on growth in all customer classes; adjusted diluted EPS at $0.26 per share

•	Reaffirming full-year outlook for net sales and adjusted earnings growth in 2012

•	Making significant progress during 2012 on initiatives to drive innovation and growth:

◦	Driving platform success: QIAsymphony placements gaining momentum, set to achieve goal of more than 750 installed systems by the end of 2012

◦	Adding content: Expanding Personalized Healthcare leadership with new Bayer collaboration, U.S. launch of therascreen KRAS companion diagnostic test well under way

◦	Broadening geographic presence: Top seven emerging markets growing at a rapid pace with Q3 2012 net sales up 19% CER, representing 12% of total QIAGEN sales

•	Free cash flow rises 17% to $49 million in third quarter of 2012 over year-ago period

•	Improving shareholder returns with launch of $100 million repurchase program

•	Strengthening financial capabilities to support global business expansion with successful completion of $400 million U.S. private placement issue

Venlo, The Netherlands, November 4, 2012 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the third quarter and first nine months of 2012, delivering a solid performance and ongoing progress on initiatives to drive innovation and growth.

In the third quarter of 2012, net sales grew 10% at constant exchange rates, or CER, (+5% on a reported basis) to $304.3 million from the same period in 2011 on expansion in all customer classes and geographic regions. Adjusted operating income rose at a faster pace (+12%) to $83.7 million in the third quarter of 2012, as the adjusted operating income margin rose to 28% of net sales from 26% in the 2011 quarter. Adjusted diluted earnings per share (EPS) were $0.26, up from $0.24 in the 2011 period. In October, QIAGEN also completed a $400 million U.S. private placement debt offering that strengthens its long-term financial position, and began its previously announced $100 million share repurchase program.

“We are pleased to report another quarter with double-digit sales growth at constant exchange rates and higher adjusted operating income, and to reaffirm our full-year outlook. Our ongoing focus on growth drivers - including new products and acquisitions, our rollout of the QIAsymphony platform and expansion in rapidly growing emerging markets - are paying off with an improved performance and building momentum,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “All regions and customer classes contributed to growth in the third quarter. QIAGEN's strong financial position enabled us to complete a private placement on favorable terms and to launch our previously announced share repurchase program. We believe our initiatives to drive growth and innovation at a faster pace are gaining momentum, all based on our strategy to leverage our leadership in Sample & Assay Technologies across all customer classes.”

Third quarter 2012 results

Third quarter	Q3 2012	Q3 2011	Change
In $ millions, except per share information			$	CER
Net sales	304.3	288.9	5%	10%
Operating income, adjusted	83.7	74.8	12%
Net income, adjusted	62.3	56.3	11%
Diluted EPS, adjusted	$0.26	$0.24

For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net income and adjusted diluted EPS results represent amounts attributable to the owners of QIAGEN N.V.
All customer classes and geographic regions contributed to sales growth of 10% CER in the third quarter of 2012. Sales added by the acquisitions of Cellestis, Ipsogen and AmniSure provided seven percentage points of the CER growth in the quarter, while the rest of the QIAGEN portfolio added three percentage points of CER growth. (The Cellestis acquisition reached its one-year anniversary on August 28, 2012, and the Ipsogen anniversary was July 12, 2012; AmniSure was acquired May 3, 2012.) Currency movements had a negative impact of five percentage points on reported growth.
Operating income rose 14% to $39.0 million in the third quarter of 2012 from $34.3 million in the 2011 quarter. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets, rose 12% to $83.7 million from $74.8 million in the third quarter of 2011. The adjusted operating income margin improved to 28% of net sales from 26% in the year-ago period, with the adjusted gross margin steady at 72% of net sales.
Net income attributable to owners of QIAGEN N.V. declined 17% to $29.2 million from $35.1 million in the third quarter of 2011, primarily due to a one-time gain in the 2011 period recognized in other miscellaneous income in connection with the Cellestis acquisition. Diluted EPS was $0.12 (based on 242.1 million diluted shares) compared to $0.15 in the year-ago period (238.2 million diluted shares). Adjusted net income attributable to owners of QIAGEN N.V. rose 11% to $62.3 million from $56.3 million in the 2011 quarter, as adjusted diluted EPS was $0.26 in the third quarter of 2012 compared to $0.24 in the year-ago period.
Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

First nine months 2012 results

Nine Months to September 30	9M 2012	9M 2011	Change
In $ millions, except per share information			$	CER
Net sales	907.9	835.3	9%	12%
Operating income, adjusted	250.4	224.0	12%
Net income, adjusted	177.9	160.8	11%
Diluted EPS, adjusted	$0.74	$0.67

For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net income and adjusted diluted EPS results represent amounts attributable to the owners of QIAGEN N.V.
Net sales advanced at a double-digit pace in constant exchange rates (+12% CER) in the first nine months of 2012, driven by steady growth year-to-date in all customer classes - particularly Molecular Diagnostics and Applied Testing - and geographic regions. The acquisitions of Cellestis, Ipsogen and AmniSure contributed seven percentage points of total CER growth, and the rest of the QIAGEN portfolio provided five percentage points. Currency movements had a negative impact of three percentage points on reported growth.
Operating income rose 1% to $120.9 million in the first nine months of 2012 from $119.2 million in the same period of 2011. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets, rose 12% to $250.4 million from $224.0 million in the first nine months of 2011. The adjusted operating income margin improved to 28% of net sales from 27% a year earlier, with an adjusted gross margin of 71% in the 2012 period compared to 72% in the first nine months of 2011.

Net income attributable to owners of QIAGEN N.V. declined 6% to $91.1 million in the first nine months of 2012 from $96.4 million in the same period of 2011, while diluted EPS was $0.38 (based on 240.4 million diluted shares) compared to $0.40 (239.9 million diluted shares) in the year-ago period. Adjusted net income attributable to owners of QIAGEN N.V. grew 11% to $177.9 million in the first nine months of 2012, up from $160.8 million in the same period of 2011, as adjusted diluted EPS rose to $0.74 from $0.67.
Cash and cash equivalents at September 30, 2012, rose to $258.2 million from $221.1 million at December 31, 2011. Net cash provided by operating activities rose to $175.0 million in the first nine months of 2012 from $165.1 million in the same period of 2011. Net cash used in investing activities was $222.7 million (including cash payments of $132.0 million for acquisitions), down from $503.6 million in the 2011 period. Net cash provided by financing activities was $81.6 million in the first nine months of 2012 compared to cash used in financing activities of $66.7 million in the year-ago period.
“Our results so far in 2012 show that QIAGEN is creating a foundation for future growth and delivering greater value to shareholders,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We have further strengthened our healthy financial position while improving returns to shareholders. In October, we launched our program to repurchase up to $100 million of common stock and also completed a $400 million U.S. private debt placement on very favorable terms, which provides longer-term flexibility for growth initiatives.”

Business review
Geographic regions
All regions contributed to the solid growth in the third quarter of 2012. The Asia-Pacific / Japan region (19% of net sales, +14% CER) delivered double-digit CER sales growth in the Molecular Diagnostics, Applied Testing and Pharma customer classes. In the Americas (47% of net sales, +11% CER), higher sales of the QuantiFERON latent TB test and Personalized Healthcare products were among the drivers. The Europe / Middle East / Africa region (33% of net sales, +7% CER) advanced on growth contributions from many northern European countries as well as Russia and Turkey.
Product categories
In the third quarter of 2012, consumables and related revenues (87% of net sales, +10% CER) were higher in all customer classes, particularly Molecular Diagnostics and Applied Testing. For the first nine months of 2012, consumables and related revenues represented 87% of net sales and grew 12% CER compared to the same period in 2011.
Instrument sales (13% of net sales, +4% CER) in the third quarter of 2012 were driven by initiatives to expand new placements of the QIAsymphony automation platform and its Rotor-Gene Q real-time PCR system. The majority of placements were achieved among Molecular Diagnostics customers, and primarily through reagent rental agreements where revenues are recognized over a multi-year period. Demand was also strong among Applied Testing customers following the launch of new QIAsymphony protocols for these applications in early 2012. For the first nine months of 2012, instrument sales rose 13% CER from the same period in 2011 and represented 13% of net sales.
Customer classes
An overview of performance in QIAGEN's four customer classes (based on total sales results including organic growth and acquisitions at CER):
Molecular Diagnostics (Q3 2012: 48% of net sales, +15% CER) was energized by a group of new growth drivers and the successful rollout of the QIAsymphony automation portfolio. In Prevention, the QuantiFERON latent TB test (acquired with Cellestis in 2011) remained on track to deliver more than 20% CER growth in 2012 over pro forma year-ago results, driven by rapid expansion in the U.S. and Europe. Sales of products related to HPV testing for the first nine months of 2012 (17% of total QIAGEN sales, -3% CER) remained in line with expectations for a single-digit sales CER decline for the full year. QIAGEN is successfully managing its HPV test leadership and maintaining market share in the U.S., where increasing volumes are being more than offset by pricing pressure tied to implementing multi-year customer agreements. In the third quarter of 2012, global sales of HPV tests (17% of total QIAGEN sales, +7% CER) rose in the U.S. and other markets. Personalized Healthcare continued to grow at a strong double-digit pace on demand for companion diagnostic kits, in particular spurred by the U.S. launch of the therascreen KRAS biomarker test for use in colorectal cancer patients, which received FDA approval in July 2012. Revenues from co-development projects with pharmaceutical companies also rose in the third quarter of 2012 over the year-ago period. In Profiling, sales were higher for many products used in disease analysis. In Point of Need, the AmniSure assay - acquired in May 2012 as a novel test for premature rupture of fetal membranes in pregnant women - has accelerated growth during integration into QIAGEN's commercial operations. In the first nine months of 2012, Molecular Diagnostics grew 19% CER and represented 48% of net sales.
Applied Testing (Q3 2012: 8% of net sales, +21% CER) again delivered sales growth of more than 20% CER in the third quarter of 2012. Sales of consumables and instruments both grew at strong double-digit rates on increasing demand among customers in human identification / forensics, veterinary medicine and food safety, as well as for the QIAsymphony automation platform following the launch of new software in early 2012. In the first nine months of 2012, Applied Testing grew 24% CER and represented 8% of net sales.
Pharma (Q3 2012: 19% of net sales, +3% CER) grew at a slower pace in the third quarter of 2012 than in the first half of the year, with restructuring activities at select pharmaceutical companies impacting the year-on-year comparison. In the first nine months of 2012, Pharma rose at a 6% CER pace and represented 20% of net sales.
Academia (Q3 2012: 24% of net sales, +2% CER) provided single-digit growth in the third quarter of 2012, as higher sales of consumables more than offset a modest decline in instruments. All regions provided growth contributions. U.S. and European market conditions remain challenging, driven by uncertainty about government funding in the U.S. and European austerity measures. Market conditions in these regions are expected to become more challenging in the fourth quarter of 2012 as budget restriction uncertainties will continue. In the first nine months of 2012, Academia grew 2% CER and represented 25% of net sales.
Delivering growth at a faster pace in 2012
Progress on strategic initiatives to drive growth and innovation is paying off in improved performance and building momentum during 2012. QIAGEN is delivering sales and adjusted earnings growth at a faster pace in 2012, reaping the benefits of leveraging QIAGEN's leadership in Sample & Assay Technologies to (1) drive platform success, especially with the modular QIAsymphony automation platform; (2) add test content for use in all customer classes; (3) broaden geographic presence, especially in emerging markets; and (4) grow efficiently and effectively.
Drive platform success
A key element of QIAGEN's growth strategy is securing placements around the world of the QIAsymphony automation platform, the industry's first modular sample-to-result system that can process commercial assays as well as a broad range of laboratory-developed tests. Customer interest for this system continues to grow, particularly in Asia-Pacific and emerging markets, due to its industry-leading profile and capabilities for use by a broad range of customers.
QIAGEN is well on track to achieve its year-end 2012 target for cumulative placements of more than 750 QIAsymphony automation platforms, adding more than 200 new systems during the year to build on the installed base of over 550 systems worldwide at the end of 2011. The Rotor-Gene Q MDx real-time PCR cycler, one of the modules in the QIAsymphony family, has received U.S. regulatory approval for use in healthcare laboratories with two QIAGEN diagnostic tests so far in 2012. In Applied Testing, the QIAsymphony RGQ platform received validation from an independent food safety organization, the AOAC Research Institute, for processing the mericon® Salmonella spp. kit in an automated workflow from food sample to final result.
Add content
QIAGEN is adding novel content for use on a broad range of instruments in its portfolio, particularly Rotor-Gene Q as part of the successful rollout of the QIAsymphony platform.
The launch of the therascreen KRAS RGQ PCR Kit, which provides guidance on the use of Erbitux® (cetuximab) as a treatment in patients with metastatic colorectal cancer, has been gaining momentum following the U.S. regulatory approval of this product in July 2012. A number of top U.S. laboratories have already adopted QIAGEN's FDA-approved test, which in many cases has replaced use of their own laboratory-developed tests (LDTs). The transition of many more U.S. laboratories is expected in the coming months. Approval of the KRAS test was a milestone in QIAGEN's global expansion of its Personalized Healthcare franchise, as entry into the U.S. market builds on success in Europe, Japan and other markets where QIAGEN already offers a broad range of Personalized Healthcare tests.
QIAGEN is actively expanding its pipeline in companion diagnostics and plans to submit several other tests for U.S. regulatory approval in the coming years. The next U.S. submission is planned for 2012 involving a therascreen EGFR assay as a companion diagnostic for use with Boehringer Ingelheim's investigational medicine afatinib in patients with non-small cell lung cancer (NSCLC).

Other submissions are expected to emerge from more than 15 projects QIAGEN has under way to co-develop and market companion diagnostics with leading pharmaceutical and biotech companies. In October, a new agreement was announced with Bayer HealthCare, laying the groundwork for a strong collaboration in oncology and other therapeutic areas based on existing and new biomarkers in the QIAGEN portfolio. This new collaboration with Bayer includes companion diagnostics to identify patients who are most likely to respond to therapies in clinically unmet disease classifications.
Growth in the third quarter of 2012 also benefited from novel content added through targeted acquisitions. Most recently, in May 2012 QIAGEN acquired AmniSure International LLC, a U.S. company that created the AmniSure® assay, a highly sensitive and specific test for rupture of fetal membranes, a condition in pregnant women in which fluid leaks prematurely from the amniotic sac. This product, which is approved in the U.S. and many markets worldwide, is expected to be catalytic to QIAGEN's Point of Need portfolio and synergistic to its clinical sales channels. As announced with the acquisition in May, AmniSure is expected to contribute more than $12 million of sales to QIAGEN in 2012, but to be neutral to adjusted EPS as expansion investments are made.
Broaden geographic presence
QIAGEN continues to expand its geographic presence in attractive markets around the world. The top seven emerging markets of Brazil, Russia, India, China, South Korea, Mexico and Turkey represented 12% of net sales in the third quarter of 2012 and generated 19% CER growth over the year-ago period. QIAGEN continues to expand its presence in China, including through major instrument supply agreements. In the third quarter QIAGEN launched a collaboration with a leading medical device company in China, Lepu Medical Technology (Beijing) Co., Ltd., to provide QIAGEN's ESEQuant Lateral Flow System for use in emergency rooms with Lepu's tests for cardiac markers that detect myocardial infarction (heart attack). This agreement, which involves 750 ESEQuant systems, adds a new Point of Need application in Molecular Diagnostics and further expands QIAGEN's rapidly growing presence in Asia.
Grow efficiently and effectively
QIAGEN continues to implement actions to grow more efficiently and effectively. Far-reaching organizational and leadership changes took effect on July 1 to improve capabilities and better address customer needs. Changes throughout QIAGEN continue to emerge from a company-wide project launched in November 2011 to enhance productivity and free up resources for reallocation to strategic initiatives. Operational improvements are being made to focus R&D activities on high-growth areas in all customer classes, optimize capacity utilization at selected sites and capture savings from shared service functions and outsourcing. QIAGEN has set a goal of generating approximately $50 million of pre-tax savings in 2012, with the majority to be reinvested. Further restructuring charges may be taken during 2012.

$100 million share repurchase program launched in October
On October 1, 2012, QIAGEN launched a previously announced program under which it intends to purchase up to a total of $100 million of shares (excluding transaction costs). The first tranche, which totaled $10 million, was completed on October 18 with a total of 544,242 QIAGEN shares repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 14.27. Repurchased shares will be held in treasury in order to satisfy various obligations for exchangeable debt instruments and employee share-based remuneration plans. Information on the progress of the program is available in the Investor Relations section of QIAGEN's website at www.qiagen.com.

Successful completion of $400 million U.S. private placement debt offering
QIAGEN has successfully completed a U.S. private placement through the issuance of new senior unsecured notes with a total amount of $400 million at a weighted-average interest rate of 3.66% (settled on October 16, 2012). Proceeds of the notes were used to repay an outstanding amount of EUR 170 million (approximately $220 million) on QIAGEN's revolving credit facility, and also provide additional financial resources to support longer-term business expansion. The success of QIAGEN's first offering in the U.S. private placement market, which was significantly oversubscribed, demonstrates the high level of confidence of U.S. investors in QIAGEN's solid financial position and long-term cash generating capacity. This transaction also contributes to the diversification of QIAGEN's investor base and benefits from highly attractive market conditions.

Leadership change in Commercial Operations
After 12 years with QIAGEN, Bernd Uder, Senior Vice President, Commercial Operations, member of the Executive Committee and Managing Director, has decided to retire in January 2013. During his career at QIAGEN, Bernd Uder led the global transformation of the sales organization through a multi-channel strategy targeting QIAGEN's four customer classes and supported the six-fold increase in sales since 2001. He will continue to work closely with QIAGEN in an advisory consulting role. Benedikt von Braunmühl, currently Vice President, Commercial Operations Emerging Regions and Second Channels, has been selected to succeed Bernd Uder in this leadership role and will join the Executive Committee. Benedikt von Braunmühl, who has been with QIAGEN since 2008, has successfully managed Molecular Diagnostics and Life Sciences customer class activities in Western and Eastern Europe, Latin America and Asia. Before joining QIAGEN, he held previous roles at ASTA Medica, Voco, Chiron and Novartis Vaccines and Diagnostics, as well as at Metzler Securities.

2012 outlook
QIAGEN is reaffirming its outlook for a strong performance in 2012 led by growth in net sales and adjusted earnings. For the full year, total net sales are expected to rise approximately 8-9% CER on a mix of contributions from the acquisitions of Cellestis and Ipsogen in 2011 and AmniSure in May 2012, as well as growth in the rest of the business. Full-year reported sales are expected to be adversely affected by currency movements against the U.S. dollar, QIAGEN's reporting currency. Adjusted diluted earnings per share (EPS) are expected to rise to approximately $1.04-1.06 for full-year 2012. This guidance takes into account approximately half a cent of dilution expected on adjusted EPS results in the fourth quarter of 2012 from the combined effect of the share repurchase program as well as higher interest expenses incurred through the U.S. private placement. These expectations do not take into account any further acquisitions that could be completed in 2012.
Conference Call and Webcast Details
Information on QIAGEN's performance will be presented during a conference call on Monday, November 5, 2012, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at www.qiagen.com/goto/ConferenceCall, and a webcast will be available at this website. A replay will also be made available on this website.
Use of Adjusted Results
QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. These adjusted results include adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V. and adjusted diluted EPS. In addition, QIAGEN provides information on free cash flow, which it defines as net cash provided by operating activities minus purchase of property, plant and equipment. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.
About QIAGEN
QIAGEN N.V., a Netherlands holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of September 30, 2012, QIAGEN employed approximately 4,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com/.
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners;

competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

Corporate Communications

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
+1 240 686 2222
e-mail: ir@qiagen.com		e-mail: pr@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	September 30,
(In $ thousands, except per share data)	2012	2011
Net sales	304,289	288,885
Cost of sales	105,132	101,353
Gross profit	199,157	187,532
Operating expenses:
Research and development	31,008	32,646
Sales and marketing	84,892	80,143
General and administrative, restructuring, integration and other	34,717	33,705
Acquisition-related intangible amortization	9,562	6,741
Total operating expenses	160,179	153,235
Income from operations	38,978	34,297
Other income (expense):
Interest income	587	2,335
Interest expense	(4,967)	(6,537)
Other (expense) income, net	(557)	12,910
Total other (expense) income	(4,937)	8,708
Income before provision for income taxes	34,041	43,005
Provision for income taxes	4,960	8,538
Net income	29,081	34,467
Net (loss) attributable to non-controlling interest	(82)	(678)
Net income attributable to the owners of QIAGEN N.V.	29,163	35,145

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.12	$0.15
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.26	$0.24

Diluted shares used in computing diluted net income per common share	242,098	238,227

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Nine months ended
	September 30,
(In $ thousands, except per share data)	2012	2011
Net sales	907,925	835,327
Cost of sales	316,423	287,237
Gross profit	591,502	548,090
Operating expenses:
Research and development	90,265	97,822
Sales and marketing	252,541	225,013
General and administrative, restructuring, integration and other	100,592	86,916
Acquisition-related intangible amortization	27,215	19,141
Total operating expenses	470,613	428,892
Income from operations	120,889	119,198
Other income (expense):
Interest income	1,758	4,939
Interest expense	(15,122)	(19,481)
Other (expense) income, net	(920)	13,607
Total other expense	(14,284)	(935)
Income before provision for income taxes	106,605	118,263
Provision for income taxes	15,352	22,527
Net income	91,253	95,736
Net income (loss) attributable to non-controlling interest	166	(678)
Net income attributable to the owners of QIAGEN N.V.	91,087	96,414

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.38	$0.40
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.74	$0.67

Diluted shares used in computing diluted net income per common share	240,405	239,864

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	September 30, 2012	December 31, 2011
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	258,229	221,133
Short-term investments	53,084	54,577
Accounts receivable, net	220,984	230,770
Income taxes receivable	42,898	19,009
Inventories, net	143,173	132,236
Prepaid expenses and other current assets	55,721	59,055
Deferred income taxes	29,298	31,652
Total current assets	803,387	748,432
Long-term assets:
Property, plant and equipment, net	407,530	371,792
Goodwill	1,758,627	1,733,722
Intangible assets, net	886,899	819,487
Deferred income taxes	46,765	26,866
Other long-term assets	53,246	56,154
Total long-term assets	3,153,067	3,008,021
Total assets	3,956,454	3,756,453
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	1,293	1,617
Short-term loans	219,810	142,329
Accounts payable	56,091	59,848
Accrued and other current liabilities	188,166	213,769
Income taxes payable	38,203	31,211
Deferred income taxes	35,714	32,883
Total current liabilities	539,277	481,657
Long-Term liabilities:
Long-term debt, net of current portion	445,421	446,005
Deferred income taxes	200,244	207,112
Other long-term liabilities	59,726	63,881
Total long-term liabilities	705,391	716,998
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued and outstanding - 236,372 shares in 2012 and 234,221 shares in 2011	2,768	2,739
Additional paid-in capital	1,713,479	1,673,733
Retained earnings	947,015	855,928
Accumulated other comprehensive income	38,861	15,904
Total equity attributable to the owners of QIAGEN N.V.	2,702,123	2,548,304
Non-controlling interest	9,663	9,494
Total equity	2,711,786	2,557,798
Total liabilities and equity	3,956,454	3,756,453

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended September 30, 2012
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	304.3	199.2	39.0	34.0	(5.0)	29.2	$0.12
Adjustments:
Business integration, acquisition related and restructuring costs	—	(0.2)	9.7	9.8	(3.2)	6.5	0.02
Purchased intangibles amortization	—	19.1	28.7	28.7	(8.0)	20.7	0.09
Share-based compensation	—	0.5	6.3	6.3	(1.3)	5.0	0.02
Other non-recurring income and expense	—	—	—	0.8	0.1	0.9	0.01
Total adjustments	—	19.4	44.7	45.6	(12.4)	33.1	0.14
Adjusted results	304.3	218.6	83.7	79.6	(17.4)	62.3	$0.26

* Using 242.1 M diluted shares

Three months ended September 30, 2011
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	288.9	187.5	34.3	43.0	(8.5)	35.1	$0.15
Adjustments:
Business integration, acquisition related and restructuring costs	—	1.3	11.2	11.2	(3.3)	7.9	0.03
Purchased intangibles amortization	—	17.8	24.6	24.6	(8.2)	16.3	0.07
Share-based compensation	—	0.4	5.1	5.1	(1.1)	4.0	0.02
Other non-recurring income and expense	—	(0.4)	(0.4)	(10.1)	3.0	(7.0)	(0.03)
Total adjustments	—	19.1	40.5	30.8	(9.6)	21.2	0.09
Adjusted results	288.9	206.6	74.8	73.8	(18.1)	56.3	$0.24

* Using 238.2 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Nine months ended September 30, 2012
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	907.9	591.5	120.9	106.6	(15.4)	91.1	$0.38
Adjustments:
Business integration, acquisition related and restructuring costs	—	(4.9)	24.2	24.3	(8.4)	15.8	0.06
Purchased intangibles amortization	—	59.2	86.4	86.4	(29.3)	57.1	0.24
Share-based compensation	—	1.8	18.9	18.9	(4.2)	14.7	0.06
Other non-recurring income and expense	—	—	—	(0.5)	(0.3)	(0.8)	—
Total adjustments	—	56.1	129.5	129.1	(42.2)	86.8	0.36
Adjusted results	907.9	647.6	250.4	235.7	(57.6)	177.9	$0.74
* Using 240.4 M diluted shares
Nine months ended September 30, 2011
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	835.3	548.1	119.2	118.3	(22.5)	96.4	$0.40
Adjustments:
Business integration, acquisition related and restructuring costs	—	1.3	18.8	18.8	(5.9)	12.9	0.06
Purchased intangible amortization	—	51.4	70.5	70.5	(23.7)	46.8	0.19
Share-based compensation	—	1.2	14.3	14.3	(3.1)	11.2	0.05
Other non-recurring income and expense	—	1.2	1.2	(9.9)	3.4	(6.5)	(0.03)
Total adjustments	—	55.1	104.8	93.7	(29.3)	64.4	0.27
Adjusted results	835.3	603.2	224.0	212.0	(51.8)	160.8	$0.67
* Using 239.9 M diluted shares
Tables may contain rounding differences